EXHIBIT 23.2

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KPMG LLP
Suite 900, Morgan Keegan Tower
Fifty North Front Street
Memphis, TN 38103

Consent of Independent Registered Public Accounting Firm

The Board of Directors
First Horizon National Corporation:

We consent to the use of our report dated June 27, 2008, with respect to the statements of net assets available for plan benefits of First Horizon National Corporation Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2007, including the supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2007, incorporated herein by reference.

/s/ KPMG LLP
Memphis, Tennessee
January 7, 2009

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.